October 12, 2022

Sasha Parikh, Angela Connell
Ken Schuler, Craig Arakawa
Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Albemarle Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 22, 2022
File No. 001-12658

Dear Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 14, 2022 (the “Comment Letter”) in connection with the Annual Report on Form 10-K of Albemarle Corporation (the “Company” or “we” or “us” or “our”) for the fiscal year ended December 31, 2021, filed on February 22, 2022 (the “2021 Form 10-K”) and amended on March 2, 2022 (the “2021 Form 10-K/A”).

For your convenience, the numbered responses of the Company and related captions contained in bold-type in this letter correspond to the numbered paragraphs and related captions in the Comment Letter. The questions are followed by the Company’s response thereto.

2021 Form 10-K

Mineral Properties, page 24

1.    Please revise to report each individual property’s production by product such as salt, Sulfate of Potassium (SOP), lithium, or bromine, etc. as required by Item 1303(B)(2)(i) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and has included below an updated version of the table set forth on page 26 of the 2021 Form 10-K (page 5 of the 2021 Form 10-K/A), which includes each individual property’s production by product, as well as a revised version of the paragraph that preceded the table in the 2021 Form 10-K (with revisions underlined and in bold). The Company will include the additional information substantially in the form of the paragraph and table below in subsequent Annual Reports on Form 10-K, as applicable, beginning with its Annual Report on Form 10-K for the fiscal year ending December 31, 2022 (the “2022 Form 10-K”).

Aggregate annual production from our mineral extraction facilities is shown in the below table. Amounts represent Albemarle’s attributable portion based on ownership percentages noted above and are shown in

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

thousands of metric tons (“MT”) of ~~lithium carbonate equivalent (“LCE”)~~ lithium metal and bromine production. Lithium and bromine is extracted as brine or hard rock concentrate at the extraction facilities. These are then further converted into various compounds and products at on-site processing facilities or other conversion facilities owned by Albemarle around the world. In addition, the brine or concentrate can be used by tolling entities for further processing.

	Aggregate Annual Production (MT in thousands)
	Year Ended December 31,
	2021	2020	2019
Lithium
Australia(a)
Greenbushes(b)	13	8	11
Chile
Salar de Atacama(c)	8	8	7
United States
Silver Peak, NV	2	2	1
Bromine
Jordan
Safi(d)(e)	57	56	56
United States
Magnolia, AR(f)	71	74	73

(a)    Wodgina had no production during the periods presented in the table.
(b)    Production from Greenbushes represents the 49% of production of the Greenbushes mine which is attributable to the Company’s interest in the Talison Lithium Australia Pty Ltd joint venture.
(c)    The Salar de Atacama operation also produces potash (potassium chloride), bichofite, halite and sylvinite as byproducts. However, the Company does not consider production of these byproducts as material to the economics of the operation.
(d)    Production from Safi represents the 50% of production by the Jordan Bromine Project which is attributable to the Company’s interest in the Jordan Bromine Company Limited (“JBC”) joint venture.
(e)    The Safi operation also produces potassium hydroxide ("KOH") as a byproduct. However, the Company does not consider production of this byproduct as material to the economics of the operation.
(f)    In addition, elemental sulfur and sodium hydrosulfide solution (“NaHS”) are manufactured from sour gas produced by the Magnolia operation. However, the Company does not consider these products as material to the economics of the operation.

2.    We note your reference to resource base in this section. Resource base is not a resource category defined or allowed under S-K 1300 for disclosure of quantities or grades. Please modify your disclosures to conform to the resource/reserve categories defined by Item 1300 of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will comply with this comment in future Form 10-K filings by not using the term “resource base” in connection with disclosure of quantities or grades and otherwise

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

conforming disclosures to the resource/reserve categories defined by Item 1300 of Regulation S-K, beginning with the 2022 Form 10-K.

For example, in future Form 10-K filings, the disclosure that appeared on pages 26-27 of the 2021 Form 10-K (page 6 of the 2021 Form 10-K/A) would be revised to read as follows (new language underlined and in bold):

The feedstock for the Safi, Jordan site, owned 50% by Albemarle through its JBC joint venture, is drawn from the Dead Sea, a nonconventional reservoir owned by the nations of Israel and Jordan. As such, there are no specific resources owned by JBC, but Albemarle’s joint venture partner, Arab Potash Company (“APC”) has exclusive rights granted by the Hashemite Kingdom of Jordan to withdraw brine from the Dead Sea and process it to extract minerals. The measured resource ~~base~~ of bromide ion ~~estimated to be allocated to Jordan’s share of the Dead Sea is estimated at~~ attributable to Albemarle’s 50% interest in its JBC joint venture is estimated to be approximately ~~354.9~~ 177.5 million MT. JBC is extracting approximately 1 percent of the bromine available in Jordan’s share of the Dead Sea. Bromide concentration in the Dead Sea is estimated to average approximately 5,000 mg/L.

3.    We note you report your Wodgina and Sanfi properties resources and reserves on a 100% percent basis due to exclusive marketing of the salable products and not on your attributable ownership. Please revise to report your resources and reserves based on your attributable ownership as required by Item 1303(b)(3)(iii) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will comply with this comment in future Form 10-K filings, beginning with the 2022 Form 10-K, by reporting its Wodgina and Safi properties resources and reserves based on its attributable ownership. Specifically, in future Form 10-K filings, the Company would present the row of the table that appeared on page 26 of the 2021 Form 10-K (page 6 of the 2021 Form 10-K/A) reporting Wodgina’s property resources and the corresponding footnote in substantially the following form:

	Measured Mineral Resources		Indicated Mineral Resources		Measured and Indicated Mineral Resources		Inferred Mineral Resources
	Amount (MT)	Grade (Li2O%)	Amount (MT)	Grade (Li2O%)	Amount (MT)	Grade (Li2O%)	Amount (MT)	Grade (Li2O%)
Lithium – Hard Rock:
Australia
Wodgina(a)	—	—	13,380	1.39%	13,380	1.39%	98,400	1.15%

(a)    Through our MARBL joint venture, we own a 60% interest in the Wodgina project. We are therefore reporting 60% of Wodgina’s mineral resources.

Additionally, with respect to attributable ownership of Safi property resources, in future Form 10-K filings, the Company intends to revise the disclosure that appeared on pages 26-27 of the 2021 Form 10-K (page 6 of the 2021 Form 10-K/A) as shown above in response to comment no. 2 of the Comment Letter. With respect to attributable ownership of Safi property reserves, in future Form 10-K filings the Company would revise the disclosure that

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

appeared on pages 26-27 of the 2021 Form 10-K (page 6 of the 2021 Form 10-K/A) in the following manner (new language underlined and in bold):

The mineral reserve estimate for the Safi, Jordan bromine site attributable to Albemarle’s 50% interest in its JBC joint venture is ~~4.89~~ approximately 2.45 million MT of bromine from the Dead Sea. This estimate is based on the time available under the concession agreement with the Hashemite Kingdom of Jordan and the processing capability of the JBC plant. As only approximately one percent of the available resource is consumed from the Dead Sea, as noted above, the reserve estimate is based on the amount the JBC plant can produce over until the end of 2058, when the APC concession agreement ends. Bromine concentration used to calculate the reserve estimate from the Dead Sea was approximately 8,890 mg/L based on historical pumping.

4.    We note your Salar de Atacama resources are reported as Million metric tonne (MT) units instead of the thousand metric tonne (000 mt) units found in the respective technical reports. Please correct your resource and reserve estimates to conform to the estimates reported in the technical reports.

Response

In response to the Staff’s comment, we respectfully note that the 2021 Form 10-K defines “MT” to mean “metric tons” and describes the table providing a summary of mineral resources as presented in “thousands of MT.” The table on page 6 of the 2021 Form 10-K/A showing our Salar de Atacama resources (e.g., 717 thousands of MT of Measured Mineral Resources) corresponds to Table 1-1 in the technical report. The Company acknowledges some variation of the use of, and definition of, millions of metric tonnes (e.g., defined as “MMt” or “Mt”) and will minimize any such variation in future reports to avoid confusion.

Greenbushes, Australia, page 30

5.    We are unable to verify the LoM sustaining capital calculation, based on the information available within the technical report summary and elsewhere in your filing. Please provide additional documentation in your filing and technical report that supports this cost estimate, your cutoff grade calculation, and metallurgical recovery.

Response

The Company acknowledges the Staff’s comment and is providing below additional information regarding its cost estimate, cut-off grade calculation and metallurgical recovery. The Company will include certain of this information in future Form 10-K filings and Greenbushes technical reports filed therewith to support verification of the LoM sustaining capital calculation contained therein.

Sustaining Capital Calculation for Pit Optimization and Cut-Off Grade Calculation

The LoM sustaining capital allowance of US$2.66 per tonne of ore that is shown on pages 30 and 31 of the 2021 Form 10-K (pages 10 and 11 of the 2021 Form 10-K/A) was used only for the purposes of pit optimization and cut-off grade calculation. It was not used for the technical economic model (“TEM”) presented in Section 19 of the Greenbushes technical report. Because pit optimization is performed as a first step in the mine planning process, SRK Consulting (U.S.) Inc. (“SRK”) typically relies on the most recent information that is available at the time

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

when the pit optimization process commences. In this instance, SRK used the estimate of LoM annual sustaining capital costs for Greenbushes that was included in the 2021 budget provided by the Company. The budgetary estimate of average annual sustaining capital costs for Greenbushes in such budget was AU$14.33M/y, or AU$3.50 per tonne of ore based on the 4.1Mt/y annual processing rate. This cost was then converted to US$2.66 per tonne of ore based on an assumed exchange rate of 0.76 USD:AUD. SRK reviewed the budgetary projection of the sustaining capital costs for Greenbushes and determined that it was reasonable to rely thereon for the purposes of pit optimization and cut-off grade calculation.

Subsequent to pit optimization, design and scheduling, a detailed estimate of LoM sustaining capital costs was prepared as discussed in Section 18 of the Greenbushes technical report. The detailed estimate based on the final reserves was used in the TEM in Section 19 of the Greenbushes technical report.

Economic Cut-Off Grade Calculation

The economic cut-off grade calculation is discussed in Section 12.2.3 of the Greenbushes technical report. It is important to note that the pit optimization process determines the economic potential of the reserves pit, given the costs involved in moving every block inside the optimized pit shell to some location, either a waste dump in the case of a waste block or an ore stockpile in the case of an ore block. For this reason, the mining cost used in the cut-off grade calculation is an incremental ore mining cost rather than the full mining cost. This is explained in the text preceding Table 12-3 of the Greenbushes technical report as follows “Drilling, blasting, loading and hauling and mining overhead costs are excluded from the CoG calculation for in situ material because the pit design was guided by economic pit optimization. I.e., only incremental ore mining costs (RoM loader, rehandle from long-term stockpiles, grade control assays, and rockbreaking) were considered in the decision whether to send material to the waste dump or to the processing plant”. Because an incremental ore mining cost is used in the cut-off grade calculation, the value in Table 12-3 (US$4.75 per tonne of ore) is different from the average full mining cost shown in Table 12-1 (US$5.57 per tonne of ore and waste mined).

The processing recovery is discussed in Section 14 of the Greenbushes technical report and is summarized in Section 12.2.2 of the technical report in the text that precedes Table 12-3 thereof. The mass yield equation used in the cut-off grade calculation is dependent on the LiO2% grade as follows:

Mass yield % =IF(LiO2%>5.5,LiO2%/6*97%,9.362*LiO2%^1.319/100)

Pursuant to this equation, where the lithium oxide grade is greater than 5.5%, a maximum recovery of 97% is applied

Safi, Jordan, page 41

6.    We note your reserve disclosure for the Jordan Bromine operation in this section. Please clarify whether these reserves are classified as proven and or probable and only report those quantities and grades based on your ownership.

Response

The Company acknowledges the Staff’s comment and will comply with this comment in future Form 10-K filings, beginning with the 2022 Form 10-K. Specifically, in future Form 10-K filings, the Company would revise the

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

disclosure that appeared on page 41 of the 2021 Form 10-K (page 20 of the 2021 Form 10-K/A) to read as follows (new language underlined and in bold):

The feedstock is drawn from the Dead Sea, a nonconventional reservoir owned by the nations of Israel and Jordan. As such, there are no specific resources owned by JBC, but Albemarle’s joint venture partner, APC has exclusive rights granted by the Hashemite Kingdom of Jordan to withdraw brine from the Dead Sea and process it to extract minerals. The measured resource ~~base~~ of bromide ion estimated to be ~~allocated to Jordan’s share of the Dead Sea is estimated at~~ attributable to Albemarle’s 50% interest in its JBC joint venture is approximately ~~354.9~~ 177.5 million MT. JBC is extracting approximately 1 percent of the bromine available in Jordan’s share of the Dead Sea. Bromide concentration in the Dead Sea is estimated to average approximately 5,000 mg/L.

All bromine reserves reported by Albemarle for the JBC project are classified as proven mineral reserves. The mineral reserve estimate attributable to Albemarle’s 50% interest in its JBC joint venture is ~~4.89~~ approximately 2.45 million MT of bromine from the Dead Sea. This estimate is based on the time available under the concession agreement with the Hashemite Kingdom of Jordan and the processing capability of the JBC plant. As only approximately one percent of the available resource is consumed, as noted above, the reserve estimate is based on the amount the JBC plant can produce over until the end of 2058, when the APC concession agreement ends. Revenues are based on a forecast bromine price ranging from $4,570 to $8,300 per MT. At the plant process recovery of 83.4 percent (bromine from bromide), product bromine is estimated at approximately 122,100 tonnes per year. Bromine concentration used to calculate the reserve estimate from the Dead Sea was approximately 8,890 mg/L based on historical pumping.

7.    We note your reference to sections of the technical report for details regarding key assumptions and other details, such as cutoff grade, price, and operating costs. This information is required filing disclosure and may not be incorporated by reference to an exhibit, especially if that information is also missing from the technical report. Please modify your filing to include all required disclosure. See Item 1304(d)(1) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will comply with this comment in future Form 10-K filings, beginning with the 2022 Form 10-K. Specifically, with respect to any Jordan Bromine technical report filed with future Form 10-K filings, the disclosure that appeared on page 49 of the technical report filed with the 2021 Form 10-K would be revised as follows (new language underlined and in bold), and such information that is responsive to Item 1304(d)(1) of Regulation S-K would be included in the Form 10-K rather than incorporated by reference to the exhibit:

The overall average production for the time period of 2022 through 2058 is 132,000 tonnes per year of elemental bromine.

The considered sales price ranges between USD 4,565 and USD 8,300 per tonne and the operating cost ranges between USD 355 and USD 532 per tonne, as detailed in Section 18 of this report.

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

The cut-off grade of the Albemarle bromine operations has been estimated to be at 1,000 ppm. The bromide ion concentration in the brine extracted pond C-7, which feeds the bromine plants, significantly exceeds the selected cut-off grade.

~~Because the~~ The reserves are constrained by plant capacity and the duration of the concession~~, the total Bromine reserves controlled by JBC as of December of 2021 are estimated at approximately 4.89 MMt of bromine (average of 132,000 tonnes/year over 37.0 years)~~. Consequently, as of December 2021, an estimated 17.66 MMt of brine proven reserves with an average grade of 7,476 ppm, and a cut-off grade of 1,000 ppm are controlled and will be processed by JBC. This is equivalent to 4.89 MMt of contained elemental bromine. This reserve estimate represents only a fraction of the total resource contained in the Dead Sea and accessible by APC/JBC and therefore, the estimate provides reasonable assurance that the project will not be affected by shortages of raw material over its life.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

8.    We noted the current period and prior period adjustments related to inventory foreign exchange values, deferred tax liability, and capitalized interest values recognized in the periods ended March 31, 2021, December 31, 2021 and March 31, 2022, as applicable. Although you have determined that the adjustments were not material, in light of the adjustments made over a relatively short period of time, please tell us your consideration regarding your conclusion of the effectiveness of your internal control over financial reporting as of the end of the reporting period ended December 31, 2021.

Response

To evaluate the severity of the identified deficiencies as of the end of the reporting period ended December 31, 2021, the Company considered the root cause of the actual errors as well as the magnitude of potential misstatement that could result from the deficiencies, both individually and in the aggregate. In doing so, the Company determined the individual control deficiencies were discrete to the inventory, income taxes and capitalized interest business processes, were not pervasive in nature within those respective business processes, and were not indicative of a broader deficiency in internal control over financial reporting.

Inventory and Income Taxes

Upon evaluation of the deficiencies that resulted in the errors in deferred tax liabilities and inventory in the periods ended March 31, 2021 and September 30, 2021, respectively, it was concluded at the relevant times that the deficiencies did not rise to the level of a material weakness, individually or in the aggregate. The control deficiencies related to the income tax adjustment in the period ended March 31, 2021, and the inventory foreign exchange adjustment in the period ended September 30, 2021, were detected by management in those respective periods, and management then made enhancements to the design of the deficient control activities. In conjunction with its annual assessment of the effectiveness of internal control over financial reporting, management concluded the re-designed and enhanced control activities were appropriately designed and were operating effectively as of December 31, 2021.  Accordingly, the deficiencies were determined to be remediated as of that date.

Capitalized Interest

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

As it relates to capitalized interest, the error was detected by management in the period ended March 31, 2022. Specifically, the Company identified an error related to the recording of capitalized interest for Albemarle’s 60% ownership of the Kemerton manufacturing facility in connection with the MARBL joint venture agreement. Instead of 100% of the related interest being included in the project cost for capitalization, the Company should have capitalized only 60% of the interest cost since this is the percentage owned pursuant to the joint venture agreement. As a result, the Company recorded a $17.5 million expense in interest and financing expenses during the three months ended March 31, 2022 to adjust for the interest that should have been expensed during prior periods. In evaluating the root cause of the error, management determined there was a deficiency in the design of the control related to reviewing the exclusion of capitalized interest from the 60/40 accounting split of the proportionate consolidation. The severity of the control deficiency was assessed and, considering the actual error that resulted from the deficiency as well as magnitude of the potential misstatement that could result from the deficiency, management determined it did not rise to the level of a material weakness.

Given the deficiency relates to the design of the control activity, management determined the deficiency also existed as of December 31, 2021 and was unremediated as of that date. Accordingly, management evaluated the impact of the deficiency on its internal control over financial reporting as of December 31, 2021. Based on that evaluation, as the individual control deficiency did not rise to the level of a material weakness, and as there were no other unremediated control deficiencies as of December 31, 2021 that aggregated with the capitalized interest deficiency, management concluded the control deficiency identified during the period ended March 31, 2021 did not have an impact on the original conclusion that the Company’s internal control over financial reporting was effective as of December 31, 2021.

Notes to the Consolidated Financial Statements
Note 10- Investments, page 93

9.    Regarding your 49% equity interest in Windfield, please tell us your consideration of Rule 3-09 of Regulation S-X to provide their separate annual financial statements.

Response

On an annual basis, the Company performs the significant subsidiary tests required by Rule 3-09 of Regulation S-X for each of its 50 percent or less owned subsidiaries accounted for under the equity method to determine whether separate financial statements of the subsidiaries will need to be filed. Windfield Holdings Pty. Ltd. (“Windfield”) is our most significant equity method investment, with a book value of $462.3 million as of December 31, 2021. As of December 31, 2021, the Company’s investment in Windfield represented approximately 4% of the Company’s total assets, and the Company’s interest in Windfield’s revenue represented approximately 8% of the Company’s total net sales for the year ended December 31, 2021, both below the significant subsidiary test threshold as defined in Rule 1-02(w) of Regulation S-X as referenced by Rule 3-09 of Regulation S-X. As a result, the Company did not file separate financial statements for Windfield for the year ended December 31, 2021. The Company will continue to perform the significant subsidiary tests required by Rule 3-09 of Regulation S-X for each annual period going forward and will file audited financial statements for any of its 50 percent or less owned subsidiaries accounted for under the equity method if one is determined to be required by the rule.

Exhibit 96.1 Greenbush
Pit Optimization, page 115

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

10.    We note the mining cost found on this page varies from your resource and reserve section and is not found in your operating cost estimates. Please explain.

Response

As noted in the sentence following Table 12-1, the preliminary cost parameters used for pit optimization differ slightly from the final estimated costs used in the TEM discussed in Section 19 of the technical report. The mine planning process begins with pit optimization using preliminary estimates of costs, recoveries, and other input parameters. At the conclusion of the pit optimization, an economic pit shell is selected to guide the design of the final reserves pit (in this case, the revenue factor 0.85 pit shell was selected). The mining schedule for the final reserves pit is then generated. Detailed mining costs (both operating expenditures and capital expenditures) are then calculated from the reserves mining schedule. Provided that the detailed mining costs are not materially different from the preliminary costs used for pit optimization, the pit optimization results are typically considered to be valid.
In this instance, the average preliminary mining cost used for pit optimization was US$5.57/t mined. We note that the mining cost applied to each block in the block model is different depending on the depth of the block (i.e., deep blocks have longer haul pathways than shallow blocks and therefore the haulage cost for deep blocks is higher).

The average mining cost used in the TEM (which was calculated from the final mining schedule) is shown as AU$7.32/t-mined (Table 18-5). Based on the modeled exchange rate profile (Table 19-2), this equates to US$5.03/t-mined (Table 19-5). In SRK’s opinion, the average preliminary mining cost of US$5.57/t-mined used for pit optimization is sufficiently close to the average final mining cost used in the TEM of US$5.03/t-mined. We note that the preliminary average mining cost will never exactly match the final average mining cost used in the TEM because the mining planning process is iterative (i.e., changing the input parameters changes the pit shells, which changes the final pit design, which changes the schedule, which changes the detailed cost estimate).

Expansionary Capital Costs, page 208

11.    The expansionary capital appears to be in error and does not correspond clearly to the total capital estimate. Please review this section to insure the expansionary capital and sustaining capital are segregated and include your reclamation cost and timing.

Response

The Company acknowledges the Staff’s comment and has identified an error in the Tables 18-2 and 18-3 on pages 208 and 209 of the Greenbushes technical report filed with the 2021 Form 10-K. The Total Expansionary Capital in Table 18-2 should be AU$220.3 million instead of AU$207.3 million. This corresponds to the sum of the first two rows of Table 18-1. Additionally, Table 18-3 inadvertently omits TSF 1 capital costs of AU$43.7 million. Adjusting for these items yields the approximate total LoM capital costs utilized for the evaluation of the reserves. The table below reconciles the updated numbers with the total LoM capital costs shown in the Greenbushes technical report filed with the 2021 Form 10-K.

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Explanation of Difference	AU$ Million
Table 18-2 Total in Technical Report	207.30
Table 18-2 Correction	13.00
Table 18-3 Total in Technical Report	650.30
Table 18-3 TSF 1 Capital Costs	43.70
Sum of Corrected Tables 18-2 and 18-3 (four rows above)	914.30
Table 18-1 Total in Technical Report	914.05
Difference between Sum of Corrected Tables and Table 18-1 in Technical Report	0.25

Tables 18-1, 18-2 and 18-3, as corrected, are presented below (new figures underlined and in bold). Table 18-1 has been rounded to a single decimal point to align with the formatting in Tables 18-2 and 18-3. The total for Table 18-2 has been corrected. The TSF 1 cost has been included in Table 18-3 and the total has been updated. Remaining differences in totals between the tables are attributable to rounding.

Table 18-1: Life-of-Mine Capital Costs

Category	LoM Cost(AU$ million)	Distribution(%)
Expansionary Development	~~68.85~~ 68.9	8%
Plant & Equipment Sustaining	~~151.28~~ 151.3	17%
Sustaining Development	~~33.04~~ 33.0	4%
Tailings Addition	~~43.70~~ 43.7	5%
Exploration	~~11.15~~ 11.2	1%
Plant & Equipment	~~557.28~~ 557.3	61%
Closure	~~48.76~~ 48.8	5%
Total	~~914.05~~ 914.2	100%

Table 18-2: Life-of-Mine Expansionary Capital Costs

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Category	LoM Cost (AU$ million)
Development
Water Capacity	4.2
Capacity Increase and Approved Capital	8.7
TSF 4	56.0
Plant & Equipment
132kV Power Line	15.3
Mine Services Area (MSA)	88.8
Mine Access Road	7.2
Explosives Facility	0.3
Clearing Offsets	20.0
Greenbushes Housing	0.5
TSF Pumping & Distribution	7.4
Warehouse Workshop Expansion	7.0
Lab Expansion	4.9
Total Expansionary Capital	 ~~207.3~~ 220.3

Table 18-3: Life-of-Mine Sustaining Capital Costs

Category	LoM Cost (AU$ Million)
Development
Cutback Preparation Works	2.4
TSF1	43.7
TSF2	13.8
Floyds Preparation Works	14.4
Floyds Catchment System	2.5
Exploration
Drilling	11.2
Plant & Equipment
Fleet Management System	2.2
CGP2 CAPEX Adder	75.0
LIBS Online Analyzer	2.0
CGP1 Sinks Iron Removal	5.0
TGP Thickener	6.0
Technical Team Office	2.0
Moisture Reduction Systems	1.6
Other Sustaining (LoM)	463.4
Closure	48.8
Total Sustaining Capital	~~650.3~~ 694.0

Closure costs are included in Tables 18-1 and 18-3. Timing for closure costs is shown in Figure 19-6 of the Greenbushes technical report filed with the 2021 Form 10-K.

Exhibit 96.2 Wodgina
Mineral Resource and Mineral Reserve Estimates, page 10

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

12.    We note your Wodgina resources are reported on a 100% percent basis due to exclusive marketing of the salable products and not on your attributable ownership of the property. Please revise to report your resources based on your attributable ownership, as required by Item 1303(b)(3)(iii) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will comply with this comment by ensuring that any technical report for Wodgina filed with future Form 10-K filings reports our resources based on our attributable ownership. For example, Table 1-1 of the Wodgina technical report as filed with the 2021 Form 10-K would be revised as follows (new figures underlined and in bold):

Category	100%	Li2O (%)	Cut-Off (% Li2O)	Mass Yield (%)
	Tonnes
	(Mt)
Indicated	~~22.3~~ 13.4	1.39	0.50	15.06%
Inferred	~~164.2~~ 98.5	1.15	0.50	12.46%

Exhibit 96.5 Jordan Bromine
Mineral Resource Estimates, page 8

13.    We note your report your resources and reserves on a 100% percent basis and not based on your attributable ownership. Please revise to report your classified resources and reserves based on your attributable ownership, as required by Item 1303(b)(3)(iii) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will comply with this comment by ensuring that any technical report for Jordan Bromine filed with future Form 10-K filings reports our resources based on our attributable ownership. For example, the third paragraph in Section 1.6 on page 8 of the Jordan Bromine technical report as filed with the 2021 Form 10-K would be revised as follows (new figures underlined and in bold):
The measured resources ~~resource base~~ of bromide ion ~~estimated to be allocated to Jordan’s share of the Dead Sea is estimated at~~ attributable to Albemarle’s 50% interest in its JBC joint venture is estimated to be approximately ~~354.90~~ 177.5 MMt. From ~~this large resource base~~ these large resources, JBC is extracting approximately 1 percent of the bromine available.
Resource Estimation, page 47

14.    Please define your resources as measured, indicated, and/or inferred as required by Item 1302(d)(1)(B)(iii) of Regulation S-K. In addition, please report your resources specifying the volume, concentration, and contained bromine based on initial evaporation pond intake.

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Response

The Company acknowledges the Staff’s comment and will comply with this comment by ensuring that any technical report for Jordan Bromine filed with future Form 10-K filings will report Jordan Bromine resources as measured, indicated and/or inferred mineral resources and report resources specifying the volume, concentration and contained bromine based on initial evaporation pond intake. For example, in any such technical report filed with future Form 10-K filings, the disclosure that appeared on page 47 of the Jordan Bromine technical report as filed with the 2021 Form 10-K would be revised as follows (new language underlined and in bold):

… an estimated 52.26 percent of the ~~bromide ion~~ brine resources identified in the Dead Sea are controlled by Jordan (as of the effective date of this report) and, therefore, correspond to APC under the terms of its concession. Consequently, as of December 2021, an estimated ~~354.90~~ 135,824 MMt of ~~bromide ion~~ brine measured resources with an average bromine ion concentration of 5,000 ppm, and a cut-off grade of 1,000 ppm (135,824 MMt × 52.26 percent = 70,982 MMt) ~~(679.10 MMt ×52.26 percent)~~ is controlled by JBC. This estimate includes Reserves. For perspective purposes, this estimate is a very large resource of which APC is accessing only a small portion~~—APC is extracting approximately 1 percent of the bromine available in the Dead Sea~~.

15.    Please include your cutoff grade estimate for your resources with the appropriate parameters, prices, and costs, as required by Item 601(b)(96)(iii)(b)(11) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will comply with this comment by ensuring that any technical report for Jordan Bromine filed with future Form 10-K filings, beginning with the 2022 Form 10-K, will provide the cut-off grade estimate for our resources with details about parameters prices, and costs, as required by Item 601(b)(96)(iii)(B)(11) of Regulation S-K. For example, in any such technical report filed with future Form 10-K filings, disclosure in substantially the following form would be added to page 47 of the Jordan Bromine technical report as filed with the 2021 Form 10-K:

The cut-off grade is an industry-accepted standard expression used to determine what part of a mineral deposit can be considered a mineral resource. It is the grade at which the cost of mining and processing the ore is equal to the desired selling price of the commodity extracted from the ore.

The considered sales price ranges between USD 4,565 and USD 8,300 per tonne and the operating cost ranges between USD 355 and USD 532 per tonne, as detailed in Section 18 of this report.

The cut-off grade of the Albemarle bromine operations has been estimated to be at 1,000 ppm. The bromide ion concentration in the brine extracted from the Dead Sea significantly exceeds the selected cut-off grade.

Mineral Reserves Estimates, page 49

16.    Please define your reserves as proven and/or probable as required by Item 1302(e)(2) of Regulation S-K. In addition, please report your reserves specifying the volume, concentration, and contained bromine based on process plant intake.

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Response

The Company acknowledges the Staff’s comment and will comply with this comment by ensuring that any technical report for Jordan Bromine filed with future Form 10-K filings will report that all Jordan Bromine reserves are classified as proven and/or probable mineral reserves and report reserves specifying the volume, concentration and contained bromine based on process plant intake. For example, in any such technical report filed with future Form 10-K filings, the disclosure that appeared on page 49 of the Jordan Bromine technical report as filed with the 2021 Form 10-K would be revised as set forth in the response to comment no. 7 of the Comment Letter.

17.    Please include your cutoff grade estimate for your reserves with the appropriate parameters, prices, and costs, as required by Item 601(b)(96)(iii)(b)(12) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will comply with this comment by ensuring that any technical report for Jordan Bromine filed with future Form 10-K filings includes the cut-off grade estimate for our reserves with details about parameters, prices and costs, as required by Item 601(b)(96)(iii)(B)(12) of Regulation S-K. For example, in any such technical report filed with future Form 10-K filings, the disclosure that appeared on page 49 of the Jordan Bromine technical report as filed with the 2021 Form 10-K would be revised as set forth in the response to comment no. 7 of the Comment Letter.

18.    Please define the accuracy of your capital and operating costs estimates. See Item 601(b)(96)(iii)(b)(18) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will comply with this comment by filing a technical report for Jordan Bromine with future Form 10-K filings, beginning with the 2022 Form 10-K, that includes additional disclosure regarding capital and operating costs estimates. Specifically, disclosure in substantially the following form would be added to page 68 of the Jordan Bromine technical report filed with the 2021 Form 10-K:

The Jordan Bromine operation is a mature project which has been in commercial production for many years. The accuracy of the capital and operating cost estimates used in the technical report are based on best industry practices and detailed historical information from the operation; therefore, they correspond to an AACE International Class 1 Estimate (AACE International Recommended Practice No. 18R-97).

As indicated by AACE, “Class 1 estimates are typically prepared to form a current control estimate to be used as the final control baseline against which all actual costs and resources will now be monitored for variations to the budget, and form a part of the change/variation control program. They may be used to evaluate bid checking, to support vendor/contractor negotiations, or for claim evaluations and dispute resolution.”

Typical accuracy ranges for Class 1 estimates are -3% to -10% on the low side, and +3% to +15% on the high side, depending on the technological complexity of the project, appropriate reference information, and the inclusion of an appropriate contingency determination. The Company’s capital and operating cost estimates have an accuracy of -10% to +10%.

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Exhibit 96.6 Magnolia
Mineral Reserve Estimates, page 43

19.    Please include your cutoff grade estimate for your reserves with the appropriate parameters, prices, and costs, as required by Item 601(b)(96)(iii)(b)(12) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will comply with this comment by ensuring that any technical report for Magnolia filed with future Form 10-K filings will include the cut-off grade estimate for our reserves with details about parameters, prices and costs, as required by Item 601(b)(96)(iii)(B)(12) of Regulation S-K. For example, in any such technical report filed with future Form 10-K filings, disclosure in substantially the following form would be added to page 43 of the Magnolia technical report as filed with the 2021 Form 10-K:

The cut-off grade is an industry-accepted standard expression used to determine what part of a mineral deposit can be considered a mineral resource. It is the grade at which the cost of mining and processing the ore is equal to the desired selling price of the commodity extracted from the ore.

The considered sales price ranges between USD 4,565 and USD 8,300 per tonne and the operating cost ranges between USD 850 and USD 1150 per tonne, as detailed in Section 18 of this report.

The cut-off grade of the Magnolia operation has been estimated to be at 1,000 ppm. The bromide ion concentration in the brine extracted from the Smackover Formation, which feeds the bromine plants, significantly exceeds the selected cut-off grade.

Environmental Studies, Permitting, And Plans, page 67

20.    Please provide the qualified person’s opinion on your plans for environmental compliance. See Item 601(b)(96)(iii)(b)(17) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will comply with this comment by ensuring that any technical report for Magnolia filed with future Form 10-K filings will include the qualified person’s opinion on our plans for environmental compliance. For example, in any such technical report filed with future Form 10-K filings, a new Section 17.3 in substantially the following form would be added to the Magnolia technical report as filed with the 2021 Form 10-K:

17.3    Qualified Person’s Opinion

The QP opines that the Magnolia facility is operating in conformance with high industrial standards and is comparable with other similar facilities worldwide.

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Albemarle’s robust Corporate Social Responsibility strategy is targeted at supporting sustainable community development projects and creating and funding sustainable social, cultural, and economic initiatives that service to local and national needs.

An example of good environmental practices in Magnolia is the initiative to convert stormwater captured in an artificial marsh to freshwater for the Albemarle operations, reducing the burden on the local underground aquifer. Albemarle’s plants in Magnolia utilize aquatic plants to treat non-contact water and storm water runoff from within the main plant and adjacent areas. This is an innovative and economical solution to treating industrial water using a naturally occurring biological process that does not harm the environment or consume vast amounts of valuable energy resources.

The QP found that the environmental policies implemented by Albemarle at the Magnolia operation met or exceeded the requirements of local and international industry standards.

Capital and Operating Costs, page 68

21.    Please define the accuracy of your capital and operating costs estimates. See Item 601(b)(96)(iii)(b)(18) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will comply with this comment by ensuring that any technical report for Magnolia filed with future Form 10-K filings will include additional disclosure regarding capital and operating costs estimates. For example, in any such technical report filed with future Form 10-K filings, disclosure in substantially the following form would be added to page 68 of the Magnolia technical report as filed with the 2021 Form 10-K:

The Magnolia operation is a mature project which has been in commercial production for many years. The accuracy of the capital and operating cost estimates used in the technical report are based on best industry practices and detailed historical information from the operation; therefore, they correspond to an AACE International Class 1 Estimate (AACE International Recommended Practice No. 18R-97).

As indicated by AACE, “Class 1 estimates are typically prepared to form a current control estimate to be used as the final control baseline against which all actual costs and resources will now be monitored for variations to the budget, and form a part of the change/variation control program. They may be used to evaluate bid checking, to support vendor/contractor negotiations, or for claim evaluations and dispute resolution.”

Typical accuracy ranges for Class 1 estimates are -3% to -10% on the low side, and +3% to +15% on the high side, depending on the technological complexity of the project, appropriate reference information, and the inclusion of an appropriate contingency determination. Albemarle’s capital and operating cost estimates have an accuracy of -10% to +10%.

Exhibits 96.1, 96.2, 96.3, 96.4, 96.5 and 96.6
General, page S-1

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

22.    We note you have provided disclaimers in several of your technical reports. Qualified Persons are not allowed to disclaim responsibility except as allowed by Item 1302(f) of Regulation S-K. Please remove all disclaimers from your technical report summaries.

Response

The Company acknowledges the Staff’s comment and will comply with this comment by ensuring that any technical reports filed with future Form 10-K filings do not include any disclaimers except as allowed by Item 1302(f) of Regulation S-K. For example, in any such technical report filed with future Form 10-K filings, the third paragraph under the “Independent Consultant’s Consent and Waiver of Liability” section of the Jordan Bromine and Magnolia technical reports as filed with the 2021 Form 10-K would be deleted. The Company does not believe that any other disallowed disclaimers were included in the technical reports filed with the 2021 Form 10-K.

Geological Setting, Mineralization, and Deposit, page S-6

23.    Please ensure all your technical reports include a geologic cross-section and stratigraphic column. See Item 601(b)(96)(iii)(b)(6) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will comply with this comment in any technical reports filed with future Form 10-K filings, beginning with the 2022 Form 10-K. For example, in any technical report with respect to Greenbushes filed with future Form 10-K filings, disclosure in substantially the following form would be added to page 34 of the Greenbushes technical report filed with the 2021 Form 10-K:

The predominant rock units on the Greenbushes property are a package of Archean amphibolite and metasediments above the basement Bridgetown Gneiss. Locally, this is present as the Hanging Wall Amphibolite and Footwall Granofels. Numerous Archean granitoid intrusions are present, all of which are cut by the Donnybrook-Bridgetown Shear zone represented onsite as the roughly N – S trending shear-zone gneiss. Pegmatite intrusions which host Li mineralization have intruded this package of Archean rocks. Post-mineralization dolerite dykes intrude older units, dated at approximately 1.1 Ga. Lastly, recent cover material of lateritic conglomerates, older alluvium, and recent alluvium are present as shallow cover. A simplified stratigraphic column is presented in Figure 6-2.

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Additionally, in any technical report with respect to Silver Peak filed with future Form 10-K filings, a stratigraphic column in substantially the following form would be added to page 41 of the Silver Peak technical report as filed with the 2021 Form 10-K:

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Source: WSP, 2022
Figure 6-3: Stratigraphic Column for the Silver Peak Site

The Company respectfully submits that geologic cross-section and stratigraphic columns required by Item 601(b)(96)(iii)(B)(6) of Regulation S-K were included in Figures 6-2 of the Jordan Bromine technical report, Figure 6-3 of the Magnolia technical report, Figures 6-6 and 6-7 of the Wodgina technical report, and Figures 6-4 and 6-6 of the Salar de Atacama technical report filed with the 2021 Form 10-K. Geologic cross-sections required by Item 601(b)(96)(iii)(B)(6) of Regulation S-K were included in Figure 6-4 of the Greenbushes technical report filed with the 2021 Form 10-K.

Sample Preparation, Analysis, and Security, page S-8

24.    Please provide the qualified person’s opinion on the adequacy of sample preparation, security, and analytical procedures. See Item 601(b)(96)(iii)(b)(8) of Regulation S-K.

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Response

The Company acknowledges the Staff’s comment and will comply with this comment in any technical reports filed with future Form 10-K filings, beginning with the 2022 Form 10-K, by including therein the qualified person’s opinion on the adequacy of sample preparation, security, and analytical procedures. For example, in any such technical report filed with future Form 10-K filings, disclosure in substantially the following form would be added to page 36 of the Jordan Bromine technical report as filed with the 2021 Form 10-K:

It is the QP’s opinion that Albemarle’s laboratory facilities meet or exceed the industry standard requirements for such facilities and that the implemented practices for the collection and preparation of samples, as well as the methodology followed to carry out the analytical work (including the sample security protocols) are based on industry best practices and, therefore, are adequate for their intended purposes.

Additionally, disclosure in substantially the following form would be added to page 40 of the Magnolia technical report as filed with the 2021 Form 10-K:

It is the QP’s opinion that Albemarle’s laboratory facilities meet or exceed the industry standard requirements for such facilities and that the implemented practices for the collection and preparation of samples, as well as the methodology followed to carry out the analytical work (including the sample security protocols) are based on industry best practices and, therefore, are adequate for their intended purposes.

The Company respectfully submits that the technical reports filed with the 2021 Form 10-K with respect to Salar de Atacama and Silver Peak contained the qualified person’s opinion on adequacy of the sample preparation, security, and analytical procedures in Section 8 of each such report. Section 8.6 of each of the technical reports filed with the 2021 Form 10-K with respect to Greenbushes and Wodgina contained the qualified person’s opinion on adequacy of sampling regarding Mineral Resource-related sample preparation, security, and analytical procedures.

Mineral Processing and Metallurgical Testing, page S-10

25.    Please provide a declaration of estimated metallurgical recoveries and the qualified person’s opinion on the adequacy of the information. See Item 601(b)(96)(iii)(b)(10) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and is providing below additional information regarding estimated metallurgical recoveries and the qualified person’s opinion on the adequacy of information.

Magnolia and Jordan Bromine

In the context of bromine processing, the Company understands the term “metallurgical recovery” to refer to the efficiency with which the employed process is applied to produce elemental bromine from the bromide ion contained in the feedbrine. For the Jordan Bromine and Magnolia operations, this value is 85-90%. These reported recoveries are based on the operation’s historical production data, which RPS Energy Canada Ltd (“RPS”) considers

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

to be adequate information, reflect efficiency of the process that has been developed over the years and correspond to the expected recovery of comparable industrial facilities.

Greenbushes

Greenbushes operates three processing plants identified as Technical Grade Plant (“TGP”), Chemical Grade Plant 1 (“CGP1”) and Chemical Grade Plant 2 (“CGP2”). TGP recovery is presented on pages 156 and 157 of the Greenbushes technical report and summarized in Table 14-2 therein. Lithium recovery is estimated based on a recovery model developed from actual production, which predicts lithium recovery versus lithium ore grade. As shown in Table 14-2, there is good agreement between actual and modeled lithium recoveries. The TGP lithium recovery model is not shown in the technical report for proprietary reasons, but is expressed in the following relationship:

Li2O Recovery % = 24.658 x Plant Feed Li2O% -22.504

CGP1 lithium recovery is discussed on page 157 of the Greenbushes technical report and summarized in Table 14-3 therein. Lithium recovery is estimated based on a recovery model developed from actual production, which predicts lithium recovery versus ore grade. As shown in Table 14-3, there is good agreement between actual and modeled lithium recoveries. The CGP1 lithium recovery model is not shown in the Technical Report for proprietary reasons, but is expressed in the following relationships:

Yield % = 9.362 x (Plant Feed LI2O%)^1.319

Li2O Recovery % = ((9.362 x (Plant Feed Li2O%)^1.319)*Concentrate Li20%)/Plant Feed Li2O%

CGP2 is a new plant that incorporates a process flowsheet similar to CGP1. As discussed on page 159 of the technical report and summarized in Table 14-5 therein, CGP2 has been going through commissioning and has not yet performed as expected, as discussed in the technical report. Greenbushes developed an updated yield equation based on actual plant performance during the initial commissioning period, which is defined by the following relationship:

Yield % = 13.512 * Li2O% - 10.748

As discussed on page 159 of the Greenbushes technical report, for purposes of financial modeling, SRK assumed that Greenbushes’ updated yield equation will represent CGP2 production during the period 2023 to 2024 while Greenbushes works to resolve process issues related to CGP2. SRK assumed that:

•These process issues will be resolved by Q1 2025 and from that point on CGP2 yield will be represented by the yield equation that has been established for CGP1. As stated on page 159 of the technical report, SRK comments that CGP2 and CGP1 flowsheets for are similar and both plants process ore from the same mining operation, as such, SRK believes that it is reasonable to expect that CGP2 will eventually achieve design production targets but cautions that at this point design performance of CGP2 remains to be demonstrated and has not yet been confirmed.

The resulting metallurgical recoveries in the form of calculated mass yields are presented in Exhibit A hereto under the heading "Production Profile."

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

It is SRK’s opinion that the metallurgical testwork is sufficient to declare reserves, as reflected through its use of the resulting parameters in the reserves analysis. Technical reports for Greenbushes filed with future Form 10-K filings, beginning with the 2022 Form 10-K, will explicitly contain the qualified person’s opinion on the adequacy of the information in substantially the following form:

Greenbushes Chemical Grade Plant -1 (CGP1) is a mature operation and was used as basis for design of Greenbushes new Chemical Grade Plant-2 (CGP2), which would process ore from the same orebody using essentially the same flowsheet as CGP1. As a result, the design for CGP2 was based largely on the operating experience of Greenbushes with CGP1 and incorporation of process improvements identified by Greenbushes during operation of CGP1 rather than on new fundamental metallurgical testing. SRK is of the opinion that this is an adequate basis for CGP2 design given that the CGP2 process flowsheet is based on the CGP1 flowsheet and that CGP2 would process ore from the same orebody as CGP1. SRK notes that Greenbushes did conduct metallurgical testwork to support a change to the comminution circuit that incorporates high pressure grinding rolls (HPGR) in CGP2, instead of the ball mill grinding circuit used in CGP1.

Wodgina

The applied metallurgical recovery used for the purposes of the Wodgina technical report is stated as 65% on page 60 thereof. It is SRK’s opinion that the metallurgical testwork is sufficient to declare resources, as reflected through its use of the resulting parameters in the resources analysis. Technical reports for Wodgina filed with future Form 10-K filings, beginning with the 2022 Form 10-K, will explicitly contain the qualified person’s opinion on the adequacy of the information in substantially the following form:

It is SRK’s opinion that utilizing historic metallurgical recovery data from production is adequate for the disclosure of Mineral Resources in the Mt. Cassiterite area. However, the lack of metallurgical testing, mineralogy, and analyses on the property increases the risk of predictive recovery, which is key for Mineral Reserve estimation. Further work is required before confidence in this modifying factor is adequate for disclosure of Mineral Reserves.

Salar de Atacama

The applied metallurgical recovery maximum is stated on page 92 of the Salar de Atacama technical report. SRK has stated that the 65% recovery is, in its opinion, reasonable.

Silver Peak

Section 14.3 on page 124 of the Silver Peak technical report outlines the pond yield equation and the processing plant performance. The pond yield and plant yield are provided in Exhibit C under the heading "Processing." It is SRK’s opinion that the metallurgical testwork is sufficient to declare reserves, which may be inferred through its use of the resulting parameters in the reserves analysis. Technical reports for Silver Peak filed with future Form 10-K filings, beginning with the 2022 Form 10-K, will expressly contain the qualified person’s opinion on the adequacy of the information.

Mineral Resource Estimates, page S-11

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

26.    Please provide the qualified person’s opinion in regard to whether issues related to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further study and work. See Item 601(b)(96)(iii)(b)(11) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will comply with this comment in any technical reports filed with future Form 10-K filings, beginning with the 2022 Form 10-K, by including therein the qualified person’s opinion in regard to whether issues related to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further study and work.

Jordan Bromine and Magnolia

For example, in any such technical report filed with future Form 10-K filings, disclosure in substantially the following form would be added to page 41 of the Jordan Bromine technical report as filed with the 2021 Form 10-K:

The Jordan Bromine facility has a proven track record of commercial production and, therefore, the reliability of the economic forecast operation is high. From the technical point of view, the quality of the feed, the expected recoveries and other key factors are well understood, by virtue of many years of operation.

The capital and operational costs correspond to a Class 1 estimate and therefore are also significantly accurate (between -10% and +10%), which minimizes the potential impact of those elements on the prospect of economic recovery. Economic factors have also been discussed at length in various sections of this technical report and it is the QP’s opinion that they do not present any significant risk that could jeopardize the expected economic recovery of the operations. Moreover, it is the QP’s opinion that no additional studies are required.

Additionally, disclosure in substantially the following form would be added to page 41 of the Magnolia technical report as filed with the 2021 Form 10-K:

The Magnolia facility has an established record of commercial production and, therefore, the reliability of the economic forecast for its operations is high. From the technical point of view, the quality of the feed, the expected recoveries and other key factors are well understood, by virtue of many years of operation.

The capital and operational costs correspond to a Class 1 estimate and therefore are also significantly accurate (between -10% and +10%), which minimizes the potential impact of those elements on the prospect of economic recovery. Economic factors have also been discussed at length in various sections of this technical report and it is the QP’s opinion that they do not present any significant risk that could jeopardize the expected economic recovery of the operations. Moreover, it is the QP’s opinion that no additional studies are required.

Greenbushes, Wodgina, Salar de Atacama and Silver Peak

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

The Company respectfully submits that the qualified person’s opinion required by Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K is contained in the Greenbushes technical report on page 113 in Section 11.8, in the Wodgina technical report on page 82 in Section 11.10, in the Salar de Atacama technical report on page 124 in Section 11.8, and in the Silver Peak technical report on page 90 in Section 11.8.

Mineral Reserve Estimates, page S-12

27.    Please provide the qualified person’s opinion on how your mineral reserve estimates could be materially affected by risk factors associated with or changes to any aspects of the modifying factors. See Item 601(b)(96)(iii)(b)(12) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and is providing below additional information regarding the qualified person’s opinion on how its mineral reserve estimates could be materially affected by risk factors associated with or changes to any aspects of the modifying factors.

Magnolia and Jordan Bromine

With respect to the Magnolia and Jordan Bromine projects, it is the opinion of RPS that the material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections, including recovery factors, processing assumptions, cut-off grades, etc., are well understood and, due to the nature of the deposit and the extraction and processing operations, they are unlikely to significantly impact the mineral reserve estimates.

Accordingly, in any technical report for Magnolia filed with future Form 10-K reports, beginning with the 2022 Form 10-K, disclosure in substantially the following form would be added to page 44 at the end of Section 12 of the technical report as filed with the 2021 Form 10-K:

Being a mature project with significant historical production information, the reliability of the modifying factors for Magnolia are considerably high and therefore the risks associated with those modifying factors are relatively low.

It is the QP’s opinion that the material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections, including recovery factors, processing assumptions, cut off grades, etc., are well understood and, due to the nature of the deposit and the established extraction and processing operations, they are unlikely to significantly impact the mineral reserve estimates.

Additionally, in any technical report for Jordan Bromine filed with future Form 10-K reports, beginning with the 2022 Form 10-K, disclosure in substantially the following form would be added to page 49 at the end of Section 12 of the technical report as filed with the 2021 Form 10-K:

Being a mature project with significant historical production information, the reliability of the modifying factors for JBC are considerably high and therefore the risks associated with those modifying factors are relatively low.

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

It is the QP’s opinion that the material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections, including recovery factors, processing assumptions, cut off grades, etc., are well understood and, due to the nature of the deposit and the established extraction and processing operations, they are unlikely to significantly impact the mineral reserve estimates.

Greenbushes, Wodgina, Salar de Atacama and Silver Peak

The Company respectfully submits that the qualified person’s opinion required by Item 601(b)(96)(iii)(B)(12) of Regulation S-K is contained in the Greenbushes technical report in Section 12.2.4 by the following statements on pages 123-124 thereof:

The reserve estimate is sensitive to the potential significant changes in revenue associated with changes in spodumene concentrate prices.

If the AU$ strengthens, the cash cost to produce concentrate would increase in US$ terms and this could potentially reduce the mineral reserves estimates.

Local slope failures could force the operation to adapt to a lower slope angle which would cause the strip ratio to increase and the economics of the pit to change.

If the targeted mass yield is not achieved, concentrate production will be lower. Both of these outcomes would adversely impact the mineral reserves.

The Company respectfully submits that no mineral reserves were stated in the Wodgina technical report and therefore Item 601(b)(96)(iii)(B)(12) of Regulation S-K is not applicable thereto.

The Company respectfully submits that the qualified person’s opinion required by Item 601(b)(96)(iii)(B)(12) of Regulation S-K is contained in the Salar de Atacama technical report in Section 12.5, starting on page 161, which includes the qualifying person’s opinion statement on key uncertainty within the modifying factors.

The Company respectfully submits that the qualified person’s opinion required by Item 601(b)(96)(iii)(B)(12) of Regulation S-K is contained in the Silver Peak technical report in Section 12.3, starting on page 109, which includes the qualifying person’s opinion statement on key uncertainty within the modifying factors.

Mining Methods, page S-13

28.    Please provide annual numerical values for your life of mine production schedule to support the graphs provided in this section. This would include annual waste stripping, mined and processed ore with associated grades for the life of mine. For solution mining applications this would include initial quantities pumped with solution grade or quality with expected recovery after evaporation, followed by processing plant input of quantities pumped with solution grade and expected recovery. See Item 601(b)(96)(iii)(b)(13) of Regulation S-K.

Response

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

The Company acknowledges the Staff’s comment and is providing below additional information regarding annual numerical values for its life of mine production schedule to support the graphs provided in the Mining Methods sections of the technical reports filed with the 2021 Form 10-K.

Magnolia and Jordan Bromine

Tables providing the numerical values of the life of mine production schedules for both Magnolia and Jordan projects, substantially in the forms set forth below, will be included in any technical reports for Magnolia and Jordan Bromine filed with future Form 10-K filings, beginning with the 2022 Form 10-K:

Life of mine production schedule for Magnolia:

Life of mine production schedule for Jordan Bromine:

Greenbushes, Wodgina, Salar de Atacama and Silver Peak

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Annual numerical values for the life of mine production schedule supporting the graphs provided in the Mining Methods section of the Greenbushes, Salar de Atacama and Silver Peak technical reports can be found in Exhibit A, Exhibit B, and Exhibit C hereto, respectively.

Information substantially in the form found in the exhibits listed above will be incorporated into any technical reports for Greenbushes, Salar de Atacama and Silver Peak filed with future Form 10-K filings, beginning with the 2022 Form 10-K.

The Company notes that, due to the stage of the Wodgina project, the Wodgina technical report filed with the 2021 Form 10-K did not include a Section 13 (Mining Methods), but will include information responsive to comment no. 28 to the Comment Letter if such section is included in any future Wodgina technical report.

Market Studies, page S-16

29.    Please provide a five year historical review of the commodity price and your price projection. Please provide sufficient detail to support this price projection and include all your material considerations See Item 601(b)(96)(iii)(b)(16) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and is providing below a five year historical review of the commodity price and its price projection and related detail and material considerations.

Magnolia and Jordan Bromine

In any technical report for Magnolia filed with future Form 10-K reports, beginning with the 2022 Form 10-K, disclosure in substantially the following form would be added to page 62 in Section 16.4 of the Magnolia technical report as filed with the 2021 Form 10-K:

The price of bromine gradually increased during the period 2014-2021. The price in January 2014 was approximately $2,800 per tonne and in January 2021 it had increased to approximately $5,200 per tonne.

In 2021, the price of bromine significantly increased, reaching a peak of $10,700 per tonne in November. The bromine spot price on the effective date of this report, December 31, 2021, was US$ 8,362 per tonne and the overall trend is towards a progressive decrease. Analysts forecast a price stabilization between $6,000-$7,000 in 2022.

The above-described behavior of the market is the product of a combination of factors, including China’s decrease in bromine production from brine due to the country’s electricity curtailment policy.

Because the market for bromine is expected to grow and oversupply is not foreseen, the price of bromine is expected to stay strong in the near future.

Figure 16.1 illustrates the behavior of bromine prices in the period January 2014-December 2021.

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Historical Bromine Prices
(2014-2021)
12,000
10,000
8,000
6,000
4,000
2,000
0
Bromine Prices ($/tonne)
11/2021
10737
8362
12/2021
01/2014
04/2014
07/2014
10/2014
01/2015
04/2015
07/2015
10/2015
01/2016
04/2016
07/2016
10/2016
01/2017
04/2017
07/2017
10/2017
01/2018
04/2018
07/2018
10/2018
01/2019
04/2019
07/2019
10/2019
01/2020
04/2020
07/2020
10/2020
01/2021
04/2021
07/2021
10/2021
Monthly Average Bromine Spot Price

    Figure 16.1: Bromine Price Trend as per China Petroleum and Chemical Industry Federation (Price is in US$). Available at: http://www.sunsirs.com/uk/prodetail-643.html.

The Company notes that information substantially similar to that set forth above is contained on pages 62-63 of the technical report for Jordan Bromine filed with the 2021 Form 10-K.
Greenbushes, Wodgina, Salar de Atacama and Silver Peak

The Company will comply with this comment in technical reports with respect to Greenbushes, Salar de Atacama and Silver Peak filed with future Form 10-K filings, beginning with the 2022 Form 10-K, by including therein information in substantially the following form regarding historical lithium commodity price profile. The Company notes that, due to the stage of the Wodgina project, the Wodgina technical report does not include a Section 16 (Market Study), but will include information responsive to comment no. 29 to the Comment Letter if such section is included in any future Wodgina technical report.

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Commodity Price

25,000
20,000
15,000
10,000
5,000
0
Price ($/tonne)
01/31/2010
01/31/2011
01/31/2012
01/31/2013
01/31/2014
01/31/2015
01/31/2016
01/31/2017
01/31/2018
01/31/2019
01/31/2020
01/31/2021
Lithium Carbonate - CIF Asia
Lithium Hydroxide - CIF Asia

Source: S&P Global Market Intelligence, 2022. Note - Chart date range from 1/31/2010 to 12/31/2021.

Source: Asian Metal, 2022. Note - Chart date range from 1/18/2018 to 12/31/2021.

Regarding price projections for lithium as required by Item 601(b)(96)(iii)(b)(16) Regulation S-K, the Company respectfully submits that such information is contained in Section 16.3 of the Greenbushes technical report filed with the 2021 Form 10-K, Section 16.1.4 of the Salar de Atacama technical report filed with the 2021 Form 10-K, and Section 16.1.4 of the Silver Peak technical report filed with the 2021 Form 10-K.

Capital and Operating Costs, page S-18

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

30.    Please disclose your annual capital by major components and operating costs by major cost centers for each year along with your totals and reclamation costs. See Item 601(b)(96)(iii)(b)(18) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will comply with this comment in technical reports filed with future Form 10-K filings, beginning with the 2022 Form 10-K, by including additional details regarding capital and operating costs by major components, including operational costs disclosed by major cost center and annual reclamation costs.

Magnolia and Jordan Bromine

In any technical report for Magnolia filed with future Form 10-K filings, disclosure in substantially the following form would be added to Section 18 of the Magnolia technical report as filed with the 2021 Form 10-K:

Similarly, disclosure in substantially the following form would be added to Section 18 of the Jordan Bromine technical report as filed with the 2021 Form 10-K:

Greenbushes, Wodgina, Salar de Atacama and Silver Peak

The Company respectfully submits that annual capital by major components and operating costs by major cost centers required by Item 601(b)(96)(iii)(B)(18) of Regulation S-K were included in Section 18 of each of the Greenbushes technical report, Salar de Atacama technical report, and the Silver Peak technical report filed with the

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

2021 Form 10-K. The Company notes that, due to the stage of the Wodgina project, the Wodgina technical report does not include a Section 18 (Capital and Operating Costs), but will include information responsive to comment no. 30 to the Comment Letter if such section is included in any future Wodgina technical report.

Economic Analysis, page S-19

31.    Please provide annual numerical values to support all the graphs provided in this section. Please provide numerical values for your annual cash flow, including your annual production, salable product quantities, revenues, major cost centers, taxes & royalties, capital, and final closure costs. See Item 601(b)(96)(iii)(b)(19) of Regulation S-K. Please provide supplementally a functioning excel file of your cash flow analysis.

Response

The Company acknowledges the Staff’s comment and will comply with this comment in any technical reports filed with future Form 10-K filings, beginning with the 2022 Form 10-K, by providing numerical values for our annual cash flow, including its annual production, salable product quantities, revenues, major cost centers, taxes & royalties, capital, and final closure costs.

Magnolia

In any technical report for Magnolia filed with future Form 10-K filings, tables in substantially the following forms would replace Tables 19-6 through 19-13 of the Magnolia technical report as filed with the 2021 Form 10-K:

Table 19.6 Annual Cash Flow Summary – Proved Reserves – Spot Prices

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Table 19.7 Annual Cash Flow Summary – Proved Reserves – Spot Prices less 15%

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Table 19.8 Annual Cash Flow Summary – Proved Reserves – Spot Prices less 30%

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Table 19.9 Annual Cash Flow Summary – Proved Reserves – Spot Prices less 45%

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Table 19.10 Annual Cash Flow Summary – Proved + Probable Reserves – Spot Prices

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Table 19.11 Annual Cash Flow Summary – Proved + Probable Reserves – Spot Prices less 15%

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Table 19.12 Annual Cash Flow Summary – Proved + Probable Reserves – Spot Prices less 30%

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Table 19.13 Annual Cash Flow Summary – Proved + Probable Reserves – Spot Prices less 45%

Jordan Bromine

In any technical report for Jordan Bromine filed with future Form 10-K filings, tables in substantially the following forms would replace Tables 19-1 through 19-4 of the Jordan Bromine technical report as filed with the 2021 Form 10-K:

Table 19.1 Annual Cash Flow Summary – Proved Reserves – Spot Prices

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

SUMMARY OF BROMINE FIELD RESERVES, PRODUCTION AND CASHFLOW

COMPANY: Albemarle Corporation
OPERATOR: Albemarle Corporation

CASHFLOW FORECAST CASE: Real 2022$
PRICE FORECAST: Spot
ANNUAL COST INFLATION: 0.0%
EFFECTIVE DATE OF ANALYSIS: 12/31/2021

FIELD: JBC (Jordan)
WORKING INTEREST: 100.0%
RESERVES CLASS: Proved

RESERVES

		Total Field		Company Share	
		Gross	**Net**	**Gross**	**Net**
Bromine	(k Tonnes)	4,891	4,891	4,891	4,891

PRESENT VALUE - COMPANY SHARE (Million US$)

Discount Rate:	**0%**	**5%**	**10%**	**15%**	**20%**
Gross Revenue	30,402	13,580	7,784	5,247	3,905

PRODUCT PRICES

Year		2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032+
Bromine	(US$/kg)	$8.30	$8.30	$8.30	$8.30	$8.30	$8.30	$8.30	$8.30	$8.30	$8.30	$8.30

GROSS PRODUCTION

Year		2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032+	Total
Bromine Production	(k Tonne)	119	121	129	133	133	133	133	133	133	133	3,591.0	4,891

COMPANY CASHFLOW

Year		2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032+	Total
Bromine Gross Sales Revenue	($MM)	987.7	1,004.3	1,070.7	1,103.9	1,103.9	1,103.9	1,103.9	1,103.9	1,103.9	1,103.9	29,805.3	40,595
Operating Costs													
Total Opex, G&A, Abex	($MM/yr)	52.8	53.7	57.2	59.0	59.0	59.0	59.0	59.0	59.0	59.0	1,593.0	2,170
Operating Cash Income Before Tax	($MM/yr)	934.9	950.6	1,013.5	1,044.9	1,044.9	1,044.9	1,044.9	1,044.9	1,044.9	1,044.9	28,212.3	38,426
Capital Costs													
Total Capital Costs	($MM/yr)	14.4	14.3	13.0	13.1	13.1	13.1	13.1	13.1	13.1	13.1	354.5	488
Minority Interest (18.25%)	($MM/yr)	180.3	183.3	195.4	201.5	201.5	201.5	201.5	201.5	201.5	201.5	5,439.5	7,409
Working Capital	($MM/yr)	99.6	3.8	15.3	7.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	126
Cash Flow After Tax	($MM)	640.6	749.2	789.8	822.7	830.3	830.3	830.3	830.3	830.3	830.3	22,418.3	30,402

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Table 19.2 Annual Cash Flow Summary – Proved Reserves – Spot Prices less 15%

SUMMARY OF BROMINE FIELD RESERVES, PRODUCTION AND CASHFLOW

COMPANY: Albemarle Corporation
OPERATOR: Albemarle Corporation

CASHFLOW FORECAST CASE: Real 2022$
PRICE FORECAST: Spot -15%
ANNUAL COST INFLATION: 0.0%
EFFECTIVE DATE OF ANALYSIS: 12/31/2021

FIELD: JBC (Jordan)
WORKING INTEREST: 100.0%
RESERVES CLASS: Proved

RESERVES

		Total Field		Company Share	
		Gross	Net	Gross	Net
Bromine	(k Tonnes)	4,891	4,891	4,891	4,891

PRESENT VALUE - COMPANY SHARE (Million US$)

Discount Rate:	0%	5%	10%	15%	20%
Gross Revenue	25,463	11,382	6,530	4,406	3,282

PRODUCT PRICES

Year		2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032+
Bromine	(US$/kg)	$7.06	$7.06	$7.06	$7.06	$7.06	$7.06	$7.06	$7.06	$7.06	$7.06	$7.06

GROSS PRODUCTION

Year		2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032+	Total
Bromine Production	(k Tonne)	119	121	129	133	133	133	133	133	133	133	3,591.0	4,891

COMPANY CASHFLOW

Year		2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032+	Total
Bromine Gross Sales Revenue	($MM)	839.5	853.7	910.1	938.3	938.3	938.3	938.3	938.3	938.3	938.3	25,334.5	34,506
Operating Costs													
Total Opex, G&A, Abex	($MM/yr)	52.8	53.7	57.2	59.0	59.0	59.0	59.0	59.0	59.0	59.0	1,593.0	2,170
Operating Cash Income Before Tax	($MM/yr)	786.8	800.0	852.9	879.3	879.3	879.3	879.3	879.3	879.3	879.3	23,741.5	32,336
Capital Costs													
Total Capital Costs	($MM/yr)	14.4	14.3	13.0	13.1	13.1	13.1	13.1	13.1	13.1	13.1	354.5	488
Minority Interest (18.25%)	($MM/yr)	153.2	155.8	166.1	171.2	171.2	171.2	171.2	171.2	171.2	171.2	4,623.5	6,297
Working Capital	($MM/yr)	65.6	3.2	13.0	6.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	88
Cash Flow After Tax	($MM)	553.6	626.6	660.8	688.5	694.9	694.9	694.9	694.9	694.9	694.9	18,763.4	25,463

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Table 19.3 Annual Cash Flow Summary – Proved Reserves – Spot Prices less 30%

SUMMARY OF BROMINE FIELD RESERVES, PRODUCTION AND CASHFLOW

COMPANY: Albemarle Corporation
OPERATOR: Albemarle Corporation

CASHFLOW FORECAST CASE: Real 2022$
PRICE FORECAST: Spot -30%
ANNUAL COST INFLATION: 0.0%
EFFECTIVE DATE OF ANALYSIS: 12/31/2021

FIELD: JBC (Jordan)
WORKING INTEREST: 100.0%
RESERVES CLASS: Proved

RESERVES

		Total Field		Company Share	
		Gross	**Net**	**Gross**	**Net**
Bromine	(k Tonnes)	4,891	4,891	4,891	4,891

PRESENT VALUE - COMPANY SHARE (Million US$)

Discount Rate:	**0%**	**5%**	**10%**	**15%**	**20%**
Gross Revenue	20,523	9,184	5,276	3,565	2,660

PRODUCT PRICES

Year		**2022**	**2023**	**2024**	**2025**	**2026**	**2027**	**2028**	**2029**	**2030**	**2031**	**2032+**
Bromine	(US$/kg)	$5.81	$5.81	$5.81	$5.81	$5.81	$5.81	$5.81	$5.81	$5.81	$5.81	$5.81

GROSS PRODUCTION

Year		**2022**	**2023**	**2024**	**2025**	**2026**	**2027**	**2028**	**2029**	**2030**	**2031**	**2032+**	**Total**
Bromine Production	(k Tonne)	119	121	129	133	133	133	133	133	133	133	3,591.0	4,891

COMPANY CASHFLOW

Year		**2022**	**2023**	**2024**	**2025**	**2026**	**2027**	**2028**	**2029**	**2030**	**2031**	**2032+**	**Total**
Bromine Gross Sales Revenue	($MM)	691.4	703.0	749.5	772.7	772.7	772.7	772.7	772.7	772.7	772.7	20,863.7	28,417
Operating Costs													
Total Opex, G&A, Abex	($MM/yr)	52.8	53.7	57.2	59.0	59.0	59.0	59.0	59.0	59.0	59.0	1,593.0	2,170
Operating Cash Income Before Tax	($MM/yr)	638.6	649.3	692.3	713.7	713.7	713.7	713.7	713.7	713.7	713.7	19,270.7	26,247
Capital Costs													
Total Capital Costs	($MM/yr)	14.4	14.3	13.0	13.1	13.1	13.1	13.1	13.1	13.1	13.1	354.5	488
Minority Interest (18.25%)	($MM/yr)	126.2	128.3	136.8	141.0	141.0	141.0	141.0	141.0	141.0	141.0	3,807.6	5,186
Working Capital	($MM/yr)	31.5	2.7	10.7	5.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	50
Cash Flow After Tax	($MM)	466.6	504.1	531.7	554.2	559.6	559.6	559.6	559.6	559.6	559.6	15,108.6	20,523

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Table 19.4 Annual Cash Flow Summary – Proved Reserves – Spot Prices less 45%

SUMMARY OF BROMINE FIELD RESERVES, PRODUCTION AND CASHFLOW

COMPANY: Albemarle Corporation
OPERATOR: Albemarle Corporation

CASHFLOW FORECAST CASE: Real 2022$
PRICE FORECAST: Spot -45%
ANNUAL COST INFLATION: 0.0%
EFFECTIVE DATE OF ANALYSIS: 12/31/2021

FIELD: JBC (Jordan)
WORKING INTEREST: 100.0%
RESERVES CLASS: Proved

RESERVES

		Total Field		Company Share	
		Gross	Net	Gross	Net
Bromine	(k Tonnes)	4,891	4,891	4,891	4,891

PRESENT VALUE - COMPANY SHARE (Million US$)

Discount Rate:	0%	5%	10%	15%	20%
Gross Revenue	15,583	6,986	4,022	2,724	2,037

PRODUCT PRICES

Year		2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032+
Bromine	(US$/kg)	$4.57	$4.57	$4.57	$4.57	$4.57	$4.57	$4.57	$4.57	$4.57	$4.57	$4.57

GROSS PRODUCTION

Year		2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032+	Total
Bromine Production	(k Tonne)	119	121	129	133	133	133	133	133	133	133	3,591.0	4,891

COMPANY CASHFLOW

Year		2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032+	Total
Bromine Gross Sales Revenue	($MM)	543.2	552.4	588.9	607.1	607.1	607.1	607.1	607.1	607.1	607.1	16,392.9	22,327
Operating Costs													
Total Opex, G&A, Abex	($MM/yr)	52.8	53.7	57.2	59.0	59.0	59.0	59.0	59.0	59.0	59.0	1,593.0	2,170
Operating Cash Income Before Tax	($MM/yr)	490.4	498.7	531.7	548.1	548.1	548.1	548.1	548.1	548.1	548.1	14,799.9	20,158
Capital Costs													
Total Capital Costs	($MM/yr)	14.4	14.3	13.0	13.1	13.1	13.1	13.1	13.1	13.1	13.1	354.5	488
Minority Interest (18.25%)	($MM/yr)	99.1	100.8	107.5	110.8	110.8	110.8	110.8	110.8	110.8	110.8	2,991.7	4,075
Working Capital	($MM/yr)	-2.6	2.1	8.4	4.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12
Cash Flow After Tax	($MM)	379.5	381.5	402.7	420.0	424.2	424.2	424.2	424.2	424.2	424.2	11,453.7	15,583

Greenbushes, Wodgina, Salar de Atacama and Silver Peak

Annual numerical values to support graphs provided in the Economic Analysis sections of the Greenbushes, Salar de Atacama and Silver Peak technical reports and numerical values for annual cash flow, including annual production, salable product quantities, revenues, major cost centers, taxes & royalties, capital, and final closure costs can be found in Exhibit A, Exhibit B, and Exhibit C hereto, respectively.

Information substantially in the form found in the exhibits listed above will be incorporated into any technical reports for Greenbushes, Salar de Atacama and Silver Peak filed with future Form 10-K filings, beginning with the 2022 Form 10-K.

The Company notes that, due to the stage of the Wodgina project, the Wodgina technical report filed with the 2021 Form 10-K did not include a Section 19 (Economic Analysis), but will include information responsive to comment no. 31 to the Comment Letter if such section is included in any future Wodgina technical report.

***

The Company appreciates the efforts of the Staff in reviewing our response to the Comment Letter. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact Scott Tozier at (980) 299-5596.

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Sincerely,

ALBEMARLE CORPORATION

/s/ SCOTT A. TOZIER
Scott A. Tozier
Executive Vice President, Chief Financial Officer

cc:    J. Kent Masters
    Chairman, President and Chief Executive Officer
    Albemarle Corporation

    Karen G. Narwold
    Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
    Albemarle Corporation

    John C. Barichivich III
    Vice President, Corporate Controller and Chief Accounting Officer
    Albemarle Corporation

    Sean M. Jones
    K&L Gates LLP

Exhibit A

Greenbushes - Economic Analysis

Exhibit B

Salar de Atacama - Economic Analysis

Ms. Parikh, Ms. Connell, Mr. Schuler and Mr. Arakawa
October 12, 2022

Exhibit C

Silver Peak - Economic Analysis